Exhibit 3.75

FILED In the Office of the Secretary of State of texas

SEP 29 1998

Corporations Section

ARTICLES OF MERGER

Fee $300 plus $10 special handling

To	Texas Secretary of State

Corporation Section

1019 Brazos Street

Austin, TX 78701

Pursuant to the provisions of Article 5 04 of the Texas Business Corporation Act, the undersigned corporations adopt the following Articles of Merger for the purpose of merging them into one of such corporations.

The Plan and Agreement of Merger (the “Plan”) attached hereto as Exhibit “A” and incorporated herein by this reference was approved by the shareholders of each of the undersigned corporations in the manner prescribed by the Texas Business Corporation Act and the Oklahoma General Corporation Act, as applicable to the respective corporations Approval of the Plan was duly authorized by all action required by the laws under which it was incorporated or organized and by its constituent documents, as applicable to the respective corporations.

As to each of the undersigned corporations, the number of shares outstanding and the designation and number of outstanding shares of each class entitled to vote as a class on such Plan, are as follows.

Name of Corporation	Designation of Class	Number of Shares Outstanding

Universal Ensco, Inc.	Common	950,895
Universal Associates, Inc.	Common	4,000

No shares are entitled to vote as a Class on the Plan

As to each corporation, the number of shares voted for and against such Plan are as follows.

Name of Corporation	Class	Total Voted For	Total Voted Against
Universal Ensco, Inc.	Common	950,895	0
Universal Associates, Inc.	Common	4,000	0

Dated September 29, 1998

ATTEST:		UNIVERSAL ENSCO, INC.

/s/ Diana W. Stucky	By:	/s/ Wiley Hatcher
Diana W. Stucky, Assistant Secretary		Wiley Hatcher, President

ATTEST:		UNIVERSAL ASSOCIATES, INC.

/s/ Diana W. Stucky	By:	/s/ Wiley Hatcher
Diana W. Stucky, Secretary		Wiley Hatcher, President

State of Texas ) ) ss. County of Harris )

Before me, a notary public, on this day personally appeared Wiley Hatcher, known to me to be the person whose name is subscribed to the foregoing document and, being by me first duly sworn, declared that the statements therein contained are true and correct.

Given under my hand and seal of office this 29th day of September, 1998.

/s/ Charlotte Head
Notary Public

My Commission expires

10-09-2000

2

PLAN AND AGREEMENT OF MERGER

BETWEEN UNIVERSAL ENSCO, INC.

AND UNIVERSAL ASSOCIATES, INC.

This Plan and Agreement of Merger (the “Plan”) is made and entered into as of September 29, 1998, by and between Universal Ensco, Inc., a Texas corporation (“Ensco”), and Universal Associates, Inc., an Oklahoma corporation (“Associates”).

Preliminary Statements

A. Ensco is an engineering service company which has diversified its operations to include project design, surveying, mapping and other related services.

B. Associates owns over 80% of the outstanding stock of Ensco and serves primarily as a holding company for the Ensco stock.

C. The Boards of Directors of Associates and Ensco deem it advisable to merge the two corporations, with Ensco being the surviving corporation in order to eliminate Associates as an entity since it has served exclusively as an intermediate holding company for the past several years and its only significant assets are a note receivable and Ensco stock. The merger will also accomplish franchise tax savings and avoid duplicative corporate filings particularly in jurisdictions in which Associates previously conducted active business operations.

The Board of Directors of Ensco and the Board of Directors of Associates have each unanimously approved the merger of Associates and Ensco (the “Merger”) in accordance with the Texas Business Corporation Act (the “Texas Act”) and the Oklahoma General Corporation Act (the “Oklahoma Act”) and have recommended to their respective shareholders that this Plan be approved. The shareholders have approved this Plan in accordance with the Texas Act and the Oklahoma Act.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, Ensco and Associates hereby agree as follows:

1. Merger; Effective Date. Pursuant to the terms and provisions of this Plan, Texas Act Articles 5 01 et sea, and Oklahoma Act Section 1082, Associates shall be merged with and into Ensco, effective upon filing of Articles of Merger with the Secretary of State of Texas and the filing of a Certificate of Merger with the Secretary of State of Oklahoma (the “Effective Date”) Ensco shall be the surviving corporation (the “Surviving Corporation”). Ensco and Associates shall be referred to hereinafter collectively as the “Constituent Corporations”. On the Effective Date, the separate existence and corporate organization of Associates, except insofar as it may be continued by statute, shall cease and Ensco shall continue as the Surviving Corporation which shall succeed, without other transfer or further act or deed whatsoever, to all the rights, property and assets of the Constituent Corporations and shall be subject to and liable for all the debts and liabilities of each. The corporate name of Ensco and its identity, existence, purposes, rights, immunities, properties, liabilities and obligations shall be unaffected and unimpaired by the merger except as expressly provided herein.

2. Articles of Incorporation: Bylaws The Articles of Incorporation of the Surviving Corporation shall be the Articles of Incorporation of Ensco as in effect on the Effective Date except as amended as follows.

“ARTICLE FOUR

The aggregate number of shares which the corporation shall have authority to issue is One Million Five Hundred Thousand (1,500,000) shares of One dollar ($1.00) par value common stock.

The Bylaws of the Surviving Corporation shall be the Bylaws of Ensco as in effect on the Effective Date.

3. Board of Directors. The members of the Board of Directors of the Surviving Corporation from and after the Effective Date, who shall hold office until their successors are duly elected and qualified, subject to the provisions of the Bylaws and the Certificate of Incorporation, as amended by the Articles of Merger and Certificate of Merger, shall be as follows:

Wiley Hatcher	Robert E. McFadden
R. T. Benson	Loys A. Gray, III
Gene A. Land	Bob R. Pate
Mark H. Allen

4. Officers. The officers of the Surviving Corporation from and after the Effective Date, subject to such powers with respect to the designation of officers as the Directors of the Surviving Corporation may have under its Bylaws, shall be as follows:

Name	Office
Wiley Hatcher	President and Treasurer
R. T Benson	Executive Vice President and Secretary
Loys A. Gray, III	Vice President
Gene Land	Vice President
Robert E. McFadden	Vice President
Bob R. Pate	Vice President
John R. Andrus	Vice President
Robert A. Austin	Vice President
John R. Bowers	Vice President
Gerald A. Brown	Vice President
William A. Cash	Vice President
James Stephen Dracos	Vice President
Michael D. Felt	Vice President
Thomas Green	Vice President
Gary Greer	Vice President
Robert E. Hood	Vice President
Robert Dale McClain	Vice President
Harvey D. Peterson	Vice President
Corbin L. Porter	Vice President
Bradley Sitton	Vice President
Harold G. Wells	Vice President
Sidney W. Wheeler	Vice President
Diana W. Stucky	Assistant Secretary, Assistant Treasurer

Charlotte S. Head	Assistant Secretary

5. Manner of Conversion. The manner of converting the shares of common stock of the Constituent Corporations into shares of the Surviving Corporation shall be as follows:

a. General. The conversion of Associates stock into Ensco stock shall be based on an exchange ratio equal to the proportionate book value of Associates as compared to Ensco as of September 30, 1998. Because financial statements for the year ended September 30, 1998, for the Constituent Corporations (the ”1998 Financial Statements”) will not be available until after the Effective Date of the Merger, the conversion of shares of the Constituent Corporations will be made on the basis of the estimated book value of the Constituent Corporations and later will be adjusted based on the actual book value as shown in the 1998 Financial Statements. Because the primary asset of Associates is the Ensco stock, the Associates’ Shareholders will receive in the merger a number of shares equal to the shares previously held by Associates plus shares which have a book value equal to the additional assets of Associates which are in effect transferred to Ensco in the merger. The book value for purposes of determining additional number of shares issued will be determined as of the fiscal year end of Ensco, September 30, 1998.

b. Initial Exchange Ratio. The Board of Directors of Associates projects that, immediately prior to the merger, the book value of Ensco will be approximately $7,500,000, or $7.8873 per share, as of September 30, 1998, and that the book value of Associates will be approximately $9,657,296, or $2,414,324 per share, as of September 30, 1998. There are 950,895 shares of Ensco stock and 4,000 shares of Associates stock currently outstanding. Because the respective book values of Ensco and Associates cannot be determined until the issuance of the 1998 Financial Statements by the independent certified public accountants, 1,224,410 shares of Ensco stock, which is a conservative estimate of the number of shares to be issued, will be issued at the time of the Merger, and an additional 125,000 shares will be held as conditional shares to be issued upon the determination of the final exchange ratio after the issuance of the 1998 Financial Statements. Thus, on the Effective Date, each of the shares of Associates common stock shall be cancelled and shall be converted into 306.1025 shares of common stock, par value $1.00, of Ensco (the “Initial Exchange Ratio”).

c. Contingent Right to Receive Additional Ensco Stock. Upon completion by Arthur Andersen & Co., independent certified public accountants, of the 1998 Financial Statements of the Constituent Corporations, a final exchange ratio for the exchange of Associates common stock for Ensco common stock shall be calculated based on the actual book value of each Constituent Corporation on September 30, 1998 (the “Final Exchange Ratio”) Based on the Final Exchange Ratio, if the number of shares of Ensco common stock to be exchanged for each share of Associates common stock is determined to be greater than 306.1025 shares, Ensco shall issue to each Associates shareholder of record immediately prior to the Effective Date additional shares of Ensco common stock (the “Additional Shares”) so that the exchange ratio of Ensco stock for Associates stock is equal to the respective book values of the Constituent Corporations as of September 30, 1998. The issuance of the Additional Shares shall occur as soon as possible after completion of the 1998 Financial Statements but in no event later than September 15, 1999.

d. Common Stock Ownership. The common stock ownership of the shareholders of Ensco and Associates before and after the Effective Date of the Merger is set forth on Exhibit “A”, which is by this reference incorporated as a part hereof.

e. Nontransferability. The contingent right to receive the Additional Shares set forth in Section 5.3 above shall not be assigned or transferred, except to Ensco or by operation of law, and shall be limited to receipt of only the common stock of Ensco.

6. Tax Treatment. The merger of Ensco and Associates shall be accomplished as a tax-free reorganization as defined in Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended.

7. Authorized Shares. The aggregate number of shares which the Surviving Corporation is and shall be authorized to allot is 1,500,000 shares in a single class. The number of shares and the par value of the shares is and shall be as follows:

Class	Series	Number of Shares	Par Value of Shares
Common	None	1,500,000	$1.00

8. Stated Capital. The amount of stated capital of the Surviving Corporation shall be the aggregate par value of the shares of common stock issued and outstanding after the Effective Date.

9. Registered Office and Agent. The name of the registered agent and the address of the registered office of the Surviving Corporation in Oklahoma shall be Johnson, Allen, Jones & Dornblaser, Attn: Mark H. Allen, 601 S. Boulder, Suite 900, Tulsa, OK 74119, and the name of the registered agent and address of the registered office of the Surviving Corporation in Texas shall be Wiley Hatcher, 1811 Bering Drive, Suite 140, Houston, TX 77057-3100

10. Articles and Certificate of Merger. Upon the approval of the Merger by the shareholders of Ensco and by the shareholders of Associates, the officers of Ensco and Associates shall file with the Secretary of State of the State of Texas the Articles of Merger, and the officers of Ensco shall file with the Secretary of State of the State of Oklahoma a Certificate of Merger, both containing terms and provisions consistent with this Plan of Merger.

11. Service of Surviving Corporation in Oklahoma. The Surviving Corporation hereby agrees that it may be served with process in the State of Oklahoma in any proceeding for enforcement of any obligation of any Constituent Corporation in the State of Oklahoma, as well as for enforcement of any obligation of the Surviving Corporation arising from the Merger, including any suit or other proceeding to enforce the right of any shareholders as determined in appraisal proceedings pursuant to the provisions of Section 1091 of the Oklahoma Act. The Surviving Corporation irrevocably appoints the Secretary of State of Oklahoma as its agent to accept service of process in any such suit or other proceedings and a copy of such process shall be mailed by the Secretary of State to the following address. 1811 Bering Drive, Suite 140, Houston, Texas 77057-3100.

12. Obligation to Dissenting Shareholders of Surviving Corporation. Ensco, as the surviving Corporation will be obligated for the payment of the fair value of any shares held by a shareholder of Ensco who complies with Article 5.12 of the Texas Act.

Executed as of the 29th day of September, 1998.

UNIVERSAL ENSCO, INC., a Texas corporation
ATTEST:

/s/ Diana W Stucky	By:	/s/ Wiley Hatcher
Diana W Stucky, Assistant Secretary		Wiley Hatcher, President

UNIVERSAL ASSOCIATES, INC., an Oklahoma corporation

ATTEST:

/s/ Diana W. Stucky	By:	/s/ Wiley Hatcher
Diana W. Stucky, Secretary		Wiley Hatcher, President

EXHIBIT “A”

to

Plan and Agreement of Merger

Between Universal Ensco, Inc. and

Universal Associates, Inc.

Shareholder	Before Merger Ensco Stock Outstanding	Before Merger Associates Stock Outstanding	Ensco Stock To Be Receivied Initially
Wiley Hatcher	0	2,000	612,205
Universal Field Services, Inc.	0	2,000	612,205
Loys A Gray, III	48,650
B. R. Pate	42,000
Robert E McFadden	35,300
James S Dracos	3,600
Michael D. Felt	3,500
Gary Greer	3,050
Don Johnson	1,700
Corbin L. Porter	1,700
Johnny B Sellers	1,700
Andrew J. Bontje	700
Tim Boyd	1,000
Linda Carter	850
William P Graper	1,200
John M. Mathews	850
Kent Bigelow	1,000
Robert D McClam	1,100
Universal Associates, Inc.	802,995

TOTALS	950,895	4,000	1,224,410

Form 403